Exhibit 99.1
UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2009 AND 2008
Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone: 886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of September 30, 2009 and 2008, and the related consolidated statements of income and cash flows for the nine-month periods ended September 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 3(8) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of September 30, 2009 and 2008 of the investees, which were reviewed by the other independent accountants. Our review insofar as it relates to the investment income amounting to NT$8 million and NT$96 million for the nine-month periods ended September 30, 2009 and 2008, respectively, and the related long-term investment balances of NT$4,676 million and NT$3,310 million as of September 30, 2009 and 2008, respectively, is based solely on the reports of the other independent accountants.
We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.
As described in Note 2(1) to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
As described in Note 2(3) to the consolidated financial statements, effective January 1, 2008, the Company has adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.
October 19, 2009
Taipei, Taiwan
Republic of China
Notice to Readers
The accompanying unaudited consolidated financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,
	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents	3(1)	$57,433,726	$38,417,812
Financial assets at fair value through profit or loss, current	3(2)	1,598,998	1,939,396
Notes receivable		49,695	100,595
Notes receivable — related parties	4	—	14,057
Accounts receivable, net	3(3)	16,470,752	13,457,356
Accounts receivable — related parties, net	4	325,321	236,465
Other receivables		401,345	406,330
Inventories, net	1, 2, 3(4)	8,808,299	12,180,966
Prepaid expenses		616,306	681,864
Non-current assets held for sale	1, 3(5)	772,103	—
Deferred income tax assets, current		1,060,341	1,114,006

Total current assets		87,536,886	68,548,847

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(2)	211,293	24,550
Available-for-sale financial assets, noncurrent	3(6), 3(11)	37,032,344	21,856,148
Financial assets measured at cost, noncurrent	3(7), 3(11)	7,876,957	8,810,683
Long-term investments accounted for under the equity method	3(8)	11,588,252	8,644,178
Prepayment for long-term investments		80,000	3,000

Total funds and investments		56,788,846	39,338,559

Property, plant and equipment	3(9), 3(11), 5, 6
Land		1,553,697	2,096,396
Buildings		24,156,222	23,003,278
Machinery and equipment		460,401,110	455,838,865
Transportation equipment		69,286	81,692
Furniture and fixtures		3,569,462	3,509,096
Leasehold improvements		53,627	43,544

Total cost		489,803,404	484,572,871
Less: Accumulated depreciation		(409,251,581)	(375,340,010)
Less: Accumulated impairment		(3,358,610)	—
Add: Construction in progress and prepayments		10,075,048	5,045,553

Property, plant and equipment, net		87,268,261	114,278,414

Intangible assets
Goodwill		7,615	3,498,687
Other intangible assets		352	305

Total intangible assets		7,967	3,498,992

Other assets
Deferred charges		658,894	1,149,654
Deferred income tax assets, noncurrent		2,590,067	3,688,249
Other assets — others	3(10), 3(11), 5	2,787,298	2,140,571

Total other assets		6,036,259	6,978,474

Total assets		$237,638,219	$232,643,286

Liabilities and Shareholders’ Equity
Current liabilities
Short-term loans	3(12)	$64,749	$225,327
Financial liabilities at fair value through profit or loss, current	3(13)	—	175,781
Accounts payable		4,868,488	4,396,918
Income tax payable		67,474	787,112
Accrued expenses	3(19)	7,510,051	8,512,753
Payable on equipment		3,446,455	1,533,573
Current portion of long-term liabilities	3(14), 3(15)	7,520,958	—
Other current liabilities		705,674	776,199
Deferred income tax liabilities, current		5,539	233

Total current liabilities		24,189,388	16,407,896

Long-term liabilities
Bonds payable	3(14)	—	7,496,568
Long-term loans	3(15)	877,778	—

Total long-term liabilities		877,778	7,496,568

Other liabilities
Accrued pension liabilities		3,255,112	3,236,159
Deposits-in		13,255	10,402
Deferred income tax liabilities, noncurrent		9,751	13,574
Other liabilities — others		260,866	341,436

Total other liabilities		3,538,984	3,601,571

Total liabilities		28,606,150	27,506,035

Capital	3(16), 3(19)
Common stock		129,877,713	135,434,871
Additional paid in capital	3(8), 3(16), 3(17), 3(19)

Premiums		44,202,596	53,431,558
Change in equities of long-term investments		—	6,889,202
Employee stock options		72,373	—
Retained earnings	3(8), 3(16), 3(19)
Legal reserve		—	19,711,865
Unappropriated earnings (accumulated deficit)		6,358,485	(1,896,286)
Adjustment items in shareholders’ equity	3(6)
Cumulative translation adjustment		255,961	(908,546)
Unrealized gain or loss on financial instruments		26,109,675	(4,911,805)
Treasury stock	3(16), 3(18)	(2,513,138)	(9,080,830)

Total shareholders’ equity of parent company		204,363,665	198,670,029

Minority interests		4,668,404	6,467,222

Total shareholders’ equity		209,032,069	205,137,251

Total liabilities and shareholders’ equity		$237,638,219	$232,643,286

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month periods ended September 30,
	Notes	2009	2008
Operating revenues	4
Sales revenues		$61,604,089	$76,498,034
Less: Sales returns and discounts		(1,199,191)	(1,105,921)

Net Sales		60,404,898	75,392,113
Other operating revenues		2,017,405	1,413,776

Net operating revenues		62,422,303	76,805,889

Operating costs	1, 2, 3(4)
Cost of goods sold		(53,206,962)	(61,735,616)
Other operating costs		(1,126,575)	(991,813)

Operating costs		(54,333,537)	(62,727,429)

Gross profit		8,088,766	14,078,460
Unrealized intercompany profit		(60,197)	(86,204)
Realized intercompany profit		61,178	85,543

Gross profit-net		8,089,747	14,077,799

Operating expenses	3(17)
Sales and marketing expenses		(2,019,821)	(2,554,794)
General and administrative expenses		(1,978,643)	(2,500,713)
Research and development expenses		(5,903,615)	(6,304,071)

Subtotal		(9,902,079)	(11,359,578)

Operating income (loss)		(1,812,332)	2,718,221

Non-operating income
Interest revenue		138,815	528,657
Investment gain accounted for under the equity method, net	3(8)	132,241	—
Dividend income		940,915	2,070,701
Gain on disposal of property, plant and equipment		24,647	66,316
Gain on disposal of investments		1,516,305	2,922,378
Exchange gain, net		—	43,603
Gain on valuation of financial assets	3(2)	73,579	—
Other income	2	925,019	554,968

Subtotal		3,751,521	6,186,623

Non-operating expenses
Interest expense	3(9)	(57,030)	(58,674)
Investment loss accounted for under the equity method, net	3(8)	—	(871,804)
Loss on disposal of property, plant and equipment		(1,745)	(17,886)
Exchange loss, net		(117,626)	—
Financial expenses		(71,616)	(75,845)
Impairment loss	3(11)	(3,554,676)	(3,684,975)
Loss on valuation of financial assets	3(2)	—	(2,066,392)
Loss on valuation of financial liabilities	3(13)	(198,032)	(677,066)
Other losses		(55,759)	(110,156)

Subtotal		(4,056,484)	(7,562,798)

Income (Loss) from continuing operations before income tax		(2,117,295)	1,342,046
Income tax expense		(568,881)	(523,173)

Net income (Loss)		$(2,686,176)	$818,873

Attributable to:
Shareholders of the parent		$(521,879)	$1,189,585
Minority interests		(2,164,297)	(370,712)

Net income (Loss)		$(2,686,176)	$818,873

			Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (Losses) per share-basic (NTD)	3	(20)
Net income (Loss) attributable to shareholders of the parent			$0.004	$(0.04)	$0.13	$0.09

Earnings (Losses) per share-diluted (NTD)	3	(20)
Net income (Loss) attributable to shareholders of the parent			$0.004	$(0.04)	$0.12	$0.08

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2009	2008
Cash flows from operating activities:
Net income (loss) attributable to shareholders of the parent	$(521,879)	$1,189,585
Net loss attributable to minority interests	(2,164,297)	(370,712)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	25,508,085	28,132,629
Amortization	519,495	924,291
Bad debt expenses (reversal)	(13,584)	2,505
Loss (Gain) on decline (recovery) in market value and obsolescence of inventories	(2,651,540)	457,705
Cash dividends received under the equity method	901	134,924
Investment loss (gain) accounted for under the equity method	(132,241)	871,804
Loss on valuation of financial assets and liabilities	124,453	2,743,458
Impairment loss	3,554,676	3,684,975
Gain on disposal of investments	(1,516,305)	(2,922,378)
Gain on disposal of property, plant and equipment	(22,902)	(48,430)
Amortization of bond discounts	1,626	7,289
Exchange loss (gain) on financial assets and liabilities	7,749	(34,524)
Exchange gain on long-term liabilities	—	(178,877)
Write-off of deferred charges	—	12,902
Amortization of deferred income	(152,045)	(124,125)
Compensation cost of employee stock options	72,373	—
Effect from subsidiaries over which significant control is no longer held	4,014	—

Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	77,972	(10,843)
Notes and accounts receivable	(8,453,214)	1,687,531
Other receivables	2,070	112,307
Inventories	1,888,528	(712,887)
Prepaid expenses	(161,696)	(50,234)
Deferred income tax assets and liabilities	504,029	(239,641)
Accounts payable	2,416,461	(1,305,381)
Accrued expenses	(835,811)	34,089
Other current liabilities	729,982	58,123
Accrued pension liabilities	35,616	44,632
Capacity deposits	—	(4,447)
Other liabilities — others	36,496	(80,107)

Net cash provided by operating activities	18,859,012	34,016,163

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(199,697)	—
Proceeds from disposal of financial assets at fair value through profit or loss	68,996	—
Acquisition of available-for-sale financial assets	(66,138)	(694,499)
Proceeds from disposal of available-for-sale financial assets	2,339,793	4,048,506
Acquisition of financial assets measured at cost	(723,528)	(717,358)
Proceeds from disposal of financial assets measured at cost	229,711	146,913
Acquisition of long-term investments accounted for under the equity method	(1,085,241)	(1,718,543)
Proceeds from disposal of long-term investments accounted for under the equity method	78,939	825
Acquisition of held-to-maturity financial assets	(64,554)	—
Proceeds from maturity of held-to-maturity financial assets	410,410	—
Prepayment for long-term investments	(80,000)	—
Proceeds from capital reduction and liquidation of investments	221,269	269,992
Acquisition of property, plant and equipment	(7,423,100)	(10,025,909)
Proceeds from disposal of property, plant and equipment	38,233	186,790
Increase in deferred charges	(287,826)	(630,648)
Decrease (increase) in other assets — others	(815,291)	7,992

Net cash used in investing activities	(7,358,024)	(9,125,939)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)
(continued)

	For the nine-month periods ended September 30,
	2009	2008

Cash flows from financing activities:
Repayments from short-term loans	$(73,725)	$(126,477)
Proceeds from long-term loans	400,000	—
Repayments of long-term loans	(200,000)	—
Redemption of bonds	—	(22,716,624)
Remuneration paid to directors and supervisors	—	(11,939)
Increase (decrease) in deposits-in	4,457	(4,009)
Cash dividends	—	(9,371,107)
Payment of employee bonus	—	(286,541)
Purchase of treasury stock	(2,393,337)	(2,087,205)
Decrease in minority shareholders	(4,239)	(40,098)

Net cash used in financing activities	(2,266,844)	(34,644,000)

Effect of exchange rate changes on cash and cash equivalents	(343,177)	493,441
Effect of subsidiaries change	(23,890)	—

Net increase (decrease) in cash and cash equivalents	8,867,077	(9,260,335)
Cash and cash equivalents at beginning of period	48,566,649	47,678,147

Cash and cash equivalents at end of period	$57,433,726	$38,417,812

Supplemental disclosures of cash flow information:
Cash paid for interest	$121,102	$397,291

Cash paid for income tax	$704,130	$969,640

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$9,151,421	$5,523,208
Add: Payable at beginning of period	1,718,134	6,036,274
Less: Payable at end of period	(3,446,455)	(1,533,573)

Cash paid for acquiring property, plant and equipment	$7,423,100	$10,025,909

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement. According to this order, the Company is only required to disclose the differences of accounting policies between the latest audited consolidated financial statements and the current ones and to disclose the consolidated entities. The following items can be exempt from disclosures:
i.	History and organization;

ii.	Income tax;

iii.	Pension plan;

iv.	Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.	Attachments pertaining to significant transactions, investments, and investments in Mainland China.
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2008, except those stated below:

(1)	General Descriptions of Reporting Entities
a.	Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

b.	The consolidated entities are as follows:

As of September 30, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP.	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	52.74
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

As of September 30, 2008

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	Consulting and planning for investment in new business	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	Sales and manufacturing of LCOS	89.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	50.81
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
UMO	UMO (HK) LIMITED (Note B)	Investment holding	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO.,LTD.	Investment holding and advisory	100.00

Note A:
On June 26, 2009, UMO has filed for liquidation through a decision at its shareholders’ meeting. The Company ceased using the equity method from that day, and UMO is not included as a consolidated subsidiary as of September 30, 2009.

Note B:	The liquidation of UMO (HK) LIMITED in October, 2008, results in its deconsolidation from the Company for the nine-month period ended September 30, 2009.

(2)	Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Prior to January 1, 2009, inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. Effective January 1, 2009, inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(3)	Non-current Assets Held for Sale

Non-current assets that are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to be sold within one year are classified as non-current assets held for sale. A held for sale non-current asset is measured at the lower of its carrying amount or fair value less costs to sell and is recorded separately on the balance sheet. No further amortization or depreciation will be recorded once an asset is classified as held for sale.

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the ROC SFAS No. 35, “Impairment of Assets”.

2.	ACCOUNTING CHANGES
(1)	Inventories

Effective January 1, 2009, the Company adopted the newly revised ROC SFAS No.10, “Accounting for Inventories"(ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the net loss and losses per share for the nine-month period ended September 30, 2009, are NT$220 million and NT$0.02 higher, respectively. The non-operating income of NT$289 million and the non-operating expense of NT$458 million for the nine-month period ended September 30, 2008 were also reclassified to cost of goods sold.

(2)	Employee Stock Options

Effective January 1, 2008, the Company adopted ROC SFAS No. 39 “Accounting for Share-Based Payment.”(ROC SFAS 39) to account for share-based payments. This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the nine-month period ended September 30, 2008.

(3)	Employee Bonus and Remunerations Paid to Directors and Supervisors

Effective January 1, 2008, the Company adopted ARDF Interpretation 96-052 to account for employee bonus and remunerations paid to directors and supervisors. This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the nine -month period ended September 30, 2008.

3.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of September 30,
	2009	2008
Cash
Cash on hand	$2,948	$2,785
Checking and savings accounts	10,518,474	9,868,565
Time deposits	40,068,280	22,853,050

Subtotal	50,589,702	32,724,400

Cash equivalents	6,844,024	5,693,412

Total	$57,433,726	$38,417,812

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of September 30,
	2009	2008
Current
Listed stocks	$1,164,857	$1,939,396
Corporate bonds	196,949	—
Forward contracts	148,925	—
Interest rate swap agreements	88,267	—

Subtotal	1,598,998	1,939,396

Noncurrent
Convertible bonds	211,293	6,842
Interest rate swap agreements	—	17,708

Subtotal	211,293	24,550

Total	$1,810,291	$1,963,946

During the nine-month periods ended September 30, 2009 and 2008, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a gain of NT$66 million and a loss of NT$1,979 million, respectively.

(3)	ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2009	2008
Accounts receivable	$17,779,801	$14,873,919
Less: Allowance for sales returns and discounts	(1,296,576)	(1,411,806)
Less: Allowance for doubtful accounts	(12,473)	(4,757)

Net	$16,470,752	$13,457,356

(4)	INVENTORIES, NET

	As of September 30,
	2009	2008
Raw materials	$463,161	$1,228,938
Supplies and spare parts	1,981,042	2,403,678
Work in process	6,760,305	7,186,155
Finished goods	894,782	2,582,930

Total	10,099,290	13,401,701
Less: Allowance for loss on decline in market value and obsolescence	(1,290,991)	(1,220,735)

Net	$8,808,299	$12,180,966

a.
The circumstances that previously caused the inventories to be written down below costs no longer exist in 2009. Accordingly, the Company recognized a gain of NT$2,734 million on recovery of market value of inventories during the nine-month period ended September 30, 2009.

b.	Inventories were not pledged.
(5)	NON-CURRENT ASSETS HELD FOR SALE

	As of September 30,
	2009	2008
Land	$770,861	$—
Buildings	4,725	—
Less: Accumulated depreciation	(3,483)	—

Net	$772,103	$—

UMC’s management committed to sell certain non-current assets in Taoyuan County. Management signed a contract to sell parts of the above-mentioned assets with a buyer on October 1, 2009 and the deal is expected to close within one year. The transaction is valued at approximately NT$800 million, which exceeds the carrying value of the assets, and the assets have been reclassified from fixed and leased assets to non-current assets held for sale.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of September 30,
	2009	2008
Common stocks	$36,750,627	$21,532,506
Depositary receipts	221,147	261,715
Funds	60,570	61,927

Total	$37,032,344	$21,856,148

During the nine-month periods ended September 30, 2009 and 2008, the net unrealized gains (losses) adjustments to consolidated shareholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$22,998 million and a loss of NT$25,331 million, respectively. Additionally, the Company recognized gains of NT$1,481 million and NT$475 million due to the disposal of available-for-sale assets during the nine-month periods ended September 30, 2009 and 2008, respectively.

As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo was removed on May 10 and August 23, 2009, respectively.

(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of September 30,
	2009	2008
Common stocks	$4,730,912	$5,308,966
Preferred stocks	2,420,035	2,793,762
Convertible bonds	77,362	16,278
Funds	648,648	691,677

Total	$7,876,957	$8,810,683

The Company acquired 79,000 shares of Ralink Technology Corp. (Ralink) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ Technology Co., LTD.(INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of First International Telecom Corp.(First International Telecom) through private placement in March 2008, 4 million shares of E-One Moli Energy Corp.(E-One) through private placement in June 2009, 2 million shares of A-DATA Technology CO., LTD. (A-DATA) through private placement in September 2009 and 500 units of convertible bonds issued by TOPOINT Technology CO., LTD.(TOPOINT) through private placement in September 2009. The exchange of these securities listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Ralink, INPAQ, First International Telecom, E-One, A-DATA and TOPOINT will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of September 30,
	2009		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
Unlisted companies
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	$35,237	89.99	$—	—
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note B)	7,379	49.99	7,379	49.99
ACHIEVE MADE INTERNATIONAL LTD.	64,176	48.54	31,694	48.03
WALTOP INTERNATIONAL CORP.	225,049	46.65	165,117	34.79
MTIC HOLDINGS PTE LTD.	261,819	46.49	260,713	46.49
NEXPOWER TECHNOLOGY CORP.	3,372,057	46.26	2,274,672	30.64
YUNG LI INVESTMENTS, INC.	245,944	45.16	268,369	45.16

	As of September 30,
	2009		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
MEGA MISSION LIMITED PARTNERSHIP	$1,947,099	45.00	$1,463,298	45.00
AEVOE INTERNATIONAL LTD.	37,892	43.92	26,956	45.31
POWER LIGHT TECH CO., LTD.	135,388	42.62	—	—
UNITECH CAPITAL INC.	860,896	42.00	579,791	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,283,260	36.49	2,139,281	36.49
UC FUND II	117,350	35.45	129,835	35.45
XGI TECHNOLOGY INC.	64,930	32.65	76,555	34.42
CRYSTAL MEDIA INC.	39,742	32.27	41,316	32.60
CTC CAPITAL PARTNERS I, L. P.	144,747	31.40	145,438	31.40
ALLIANCE OPTOTEK CORP.	48,584	27.63	63,132	27.63
AMIC TECHNOLOGY CORP.	8,287	25.87	42,735	25.87
UNIMICRON HOLDING LIMITED	531,740	25.25	590,774	25.25
ANOTO TAIWAN CORP.	7,786	24.12	17,092	39.20
HIGH POWER LIGHTING CORP.	42,691	22.29	44,864	23.00
MOBILE DEVICES INC.	46,195	20.22	49,178	21.11
TRANSLINK CAPITAL PARTNERS I, L. P. (Note C)	60,004	10.77	76,111	11.82
UWAVE TECHNOLOGY CORP. (UWAVE) (Note D)	—	—	—	48.64
SMEDIA TECHNOLOGY CORP. (SMEDIA) (Note E)	—	—	149,878	44.16

Total	$11,588,252		$8,644,178

Note A:	On June 26, 2009, UMO has filed for liquidation through a decision at its shareholders’ meeting. The liquidation has not been completed as of September 30, 2009.

Note B:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of September 30, 2009.

Note C:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note D:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has been completed as of September 15, 2009.

Note E:
As of December 31, 2008, SMEDIA, CHIP ADVANCED TECHNOLOGY INC. (CHIP ADVANCED) (accounted for as financial assets measured at cost, noncurrent), USBEST TECHNOLOGY INC. (USBEST) (accounted for as financial assets measured at cost, noncurrent) and ITE TECH. INC. (ITE) merged into ITE and were continued as ITE. (classified as an available-for-sale financial asset, noncurrent) after the merger. During the transaction, 1 share of SMEDIA was exchanged for 0.26 share of ITE, 1 share of CHIP ADVANCED was exchanged for 0.41 share of ITE, and 1 share of USBEST was exchanged for 1.05 shares of ITE.

b.
The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the nine-month periods ended September 30, 2009 and 2008, the changes charged to additional paid-in capital were a decrease of NT$6,912 million and an increase of NT$186 million, respectively, and the changes charged to retained earnings were an increase of NT$6,880 million and NT$0, respectively.

c.
Total gains (losses) arising from investments accounted for under the equity method were a gain of NT$132 million and a loss of NT$872 million, for the nine-month periods ended September 30, 2009 and 2008, respectively. Investment income amounted to NT$8 million and NT$96 million for the nine-month periods ended September 30, 2009 and 2008, respectively, and the related long-term investment balances of NT$4,676 million and NT$3,310 million as of September 30, 2009 and 2008, respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d.	The long-term equity investments were not pledged.
(9)	PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$1,553,697	$—	$(517,353)	$1,036,344
Buildings	24,156,222	(10,552,313)	(1,900,936)	11,702,973
Machinery and equipment	460,401,110	(395,569,515)	(921,135)	63,910,460
Transportation equipment	69,286	(61,110)	—	8,176
Furniture and fixtures	3,569,462	(3,023,765)	(19,186)	526,511
Leasehold improvement	53,627	(44,878)	—	8,749
Construction in progress and prepayments	10,075,048	—	—	10,075,048

Total	$499,878,452	$(409,251,581)	$(3,358,610)	$87,268,261

	As of September 30, 2008
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$2,096,396	$—	$—	$2,096,396
Buildings	23,003,278	(8,932,433)	—	14,070,845
Machinery and equipment	455,838,865	(363,526,133)	—	92,312,732
Transportation equipment	81,692	(67,793)	—	13,899
Furniture and fixtures	3,509,096	(2,772,427)	—	736,669
Leasehold improvement	43,544	(41,224)	—	2,320
Construction in progress and prepayments	5,045,553	—	—	5,045,553

Total	$489,618,424	$(375,340,010)	$—	$114,278,414

a.	Total interest expense before capitalization amounted to NT$108 million and NT$87 million for the nine-month periods ended September 30, 2009 and 2008, respectively.

Details of capitalized interest are as follows:

	For the nine-month periods ended
	September 30,
	2009	2008
Buildings	$27,992	$10,596
Machinery and equipment	23,221	17,873
Others	98	45

Total interest capitalized	$51,311	$28,514

Interest rates applied	1.07%~2.56%	0.11%~1.22%

b.	Please refer to Note 5 for property, plant and equipment pledged as collateral.
(10)	OTHER ASSETS-OTHERS

	As of September 30,
	2009	2008
Leased assets	$1,052,303	$1,168,919
Long-term prepayment	787,152	—
Deposits-out	792,379	755,486
Others	155,464	216,166

Total	$2,787,298	$2,140,571

Please refer to Note 5 for Deposits-out pledged as collateral.

(11)	IMPAIRMENT LOSS

	For the nine-month periods ended
	September 30,
	2009	2008
Available-for-sale financial assets, noncurrent	$—	$3,615,143
Financial assets measured at cost, noncurrent	31,992	59,842
Property, plant and equipment	3,311,773	9,990
Other assets	210,911	—

Total	$3,554,676	$3,684,975

As of September 30, 2009 and 2008, the Company determined that certain fixed assets and idle assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$152 million and NT$10 million for the nine-month periods ended September 30, 2009 and 2008, respectively. For the nine-month period ended September 30, 2009, according to the assessment report and as a result of the impairment loss testing, the subsidiary recognized an impairment loss amounted to NT$3,371 millions for its property, plant, equipment and other assets. For the nine-month periods ended September 30, 2009 and 2008, after considering objective evidence and as a result of the impairment loss testing the Company recognized impairment losses amounting to NT$32 million and NT3,675 million for its available-for-sale financial assets, noncurrent and financial assets measured at cost, noncurrent, respectively.

(12)	SHORT-TERM LOANS

	As of September 30,
	2009	2008
Unsecured bank loans	$64,749	$225,327

	For the nine-month periods ended
	September 30,
	2009	2008
Interest rates	1.19%~3.72%	2.96%~3.67%

The Company’s unused short-term lines of credits amounted to NT$12,307 million and NT$14,045 million as of September 30, 2009 and 2008, respectively.

(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2009	2008
Forward contracts	$—	$142,592
Interest rate swap agreements	—	33,189

Total	$—	$175,781

During the nine-month periods ended September 30, 2009 and 2008, net losses arising from financial liabilities at fair value through profit or loss were NT$198 million and NT$756 million, respectively.

(14)	BONDS PAYABLE

	As of September 30,
	2009	2008
Unsecured domestic bonds payable	$7,500,000	$7,500,000
Less: discounts on bonds payable	(1,264)	(3,432)

Total	7,498,736	7,496,568
Less: Current portion	(7,498,736)	—

Net	$—	$7,496,568

a.
During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27, 2008, the five-year and seven-year bonds were fully repaid, respectively.

b.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

c.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$381.4 million
(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption
i.
On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not in part, of the bonds.

ii.	If at least 90% of the principal amount of the bonds had already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not in part, of the bonds.
iii.
In the event that UMC’s ADSs or shares have officially ceased to be listed or permitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.
In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders would not be entitled to receive payments of such additional amounts.

v.
If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC redeemed the principal amount of the bonds on their maturity date, February 15, 2008.
(d)	Conversion
i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.
(e)	Redemption at maturity date

At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.
d.	Repayment of the above-mentioned bonds in the future year is as follows:

Bonds repayable (Year)	Amount
2010	$7,500,000

(15)	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	September 30, 2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Secured Long-Term Loan from China Trust Commercial Bank	100,000	Repayable in full or renewable quarterly from August 27, 2009 to August 27, 2012 and interest is paid monthly.

Subtotal	900,000
Less: Current portion	(22,222)

Total	$877,778

For the nine-month
period ended
September 30, 2009
Interest Rates	1.365%~1.815%

b.	The above long-term loans will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2010	$33,333
2011	277,778
2012	355,556
2013	233,333

Total	$900,000

c.	The Company did not have any long-term loans as of September 30, 2008.

d.	Please refer to Note 5 for property, plant and equipment pledged as collateral for long- term loans.

(16)	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 13,543 million shares were issued as of September 30, 2008, each at a par value of NT$10.

b.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2008. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2008. One ADS represents five common shares.

c.
As recommended by the board of directors, and approved by the shareholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital.

d.	On September 10, 2008, UMC cancelled 349 million shares of treasury stock, which were repurchased during the period from May 18 to July 15, 2005 for conversion of the convertible bonds into shares.

e.
On December 17, 2008, UMC cancelled 142 million shares and 214 million shares of treasury stock, which were repurchased during the periods from October 4 to November 2, 2005 and May 25 to July 13, 2006, respectively, for the purpose of transferring to employees. In addition, on December 17, 2008, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from August 28 to October 2, 2008 to maintain UMC’s credit and shareholders’ equity.

f.	UMC had 26,000 million common shares authorized to be issued, and $12,988 million shares were issued as of September 30, 2009, each at a par value of NT$10.

g.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2009. One ADS represents five common shares.

(17)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

			Shares available to
	Total number of	Total number of	option holders
	options granted	options outstanding	(in thousands)	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	31,781	22,157	$33.70
March 23, 2004	33,330	13,018	9,075	$31.25
July 1, 2004	56,590	30,276	21,108	$28.24
October 13, 2004	20,200	7,041	4,909	$24.28
April 29, 2005	23,460	10,014	6,981	$22.37
August 16, 2005	54,350	26,526	18,493	$29.47
September 29, 2005	51,990	36,199	25,237	$26.89
January 4, 2006	39,290	17,074	11,903	$23.17
May 22, 2006	42,058	23,260	16,216	$25.19
August 24, 2006	28,140	13,540	9,440	$24.09
December 13, 2007	500,000	410,844	410,844	$18.03
June 19, 2009	300,000	298,029	298,029	$10.40

Total	2,206,738	917,602	854,392

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the nine-month periods ended September 30, 2009 and 2008, is as follows:

	For the nine-month periods ended September 30,
	2009			2008
			Weighted-			Weighted-
		Shares	average			average
		available to	Exercise		Shares	Exercise
		option	Price per	Options	available to	Price per
	Options	holders (in	share	(in	option holders	share
	(in thousands)	thousands)	(NTD)	thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	709,484	627,086	$20.79	1,287,407	1,048,832	$21.06
Granted	300,000	300,000	$10.40	—	—	$—
Forfeited	(52,441)	(45,197)	$21.04	(124,361)	(95,211)	$21.68
Expired	(39,441)	(27,497)	$24.15	—	—	$—

Outstanding at end of period	917,602	854,392	$17.02	1,163,046	953,621	$21.00

Exercisable at end of period	192,945	134,515	$28.01	628,814	438,388	$23.76

Weighted-average fair value of options granted during the period	$2.84			$—

b.	The information on the Company’s outstanding stock options as of September 30, 2009, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares	Exercise
	Range of	Options	available to	Expected	Price per	Options	available to	Price per
Authorization	Exercise Price	(in	option holders	Remaining	share	(in	option holders	share
Date	(NTD)	thousands)	(in thousands)	Years	(NTD)	thousands)	(in thousands)	(NTD)
2003.10.08	$28.24~$33.70	75,075	52,340	0.45	$31.07	75,075	52,340	$31.07
2004.09.30	$22.37~$29.47	79,780	55,620	1.82	$26.95	78,899	55,005	$26.93
2005.12.22	$23.17~$25.19	53,874	37,559	2.58	$24.27	38,971	27,170	$24.29
2007.10.09	$18.03	410,844	410,844	4.20	$18.03	—	—	$—
2009.05.12	$10.40	298,029	298,029	5.72	$10.40	—	—	$—

		917,602	854,392	4.27	$17.02	192,945	134,515	$28.01

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were NT$0 for the nine-month periods ended September 30, 2009 and 2008. For options granted on or after January 1, 2008, the Company recognized compensation costs of NT$72 million and NT$0 using the fair value method in accordance with ROC SFAS 39 for the nine-month periods ended September 30, 2009 and 2008, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the nine-month period ended September 30, 2009
	Basic losses per share	Diluted losses per share
Net loss	$(521,879)	$(521,879)
Losses per share (NTD)	$(0.04)	$(0.04)
Pro forma net loss	$(1,173,367)	$(1,173,367)
Pro forma losses per share (NTD)	$(0.09)	$(0.09)

	For the nine-month period ended September 30, 2008
	Basic earnings per share	Diluted earnings per share
Net income	$1,189,585	$1,059,675
Earnings per share (NTD)	$0.09	$0.08
Pro forma net income	$485,435	$355,525
Pro forma earnings per share (NTD)	$0.04	$0.03

The fair value of the options outstanding as of September 30, 2009 and 2008 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payments were as follows:

Assumptions	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	39.67%~41.05%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years
(18)	TREASURY STOCK
a.	Changes in treasury stock during the nine-month periods ended September 30, 2009 and 2008 are as follows:

For the nine-month period ended September 30, 2009 (In thousands of shares)

				As of
	As of			September 30,
Purpose	January 1, 2009	Increase	Decrease	2009
For transfer to employees	—	300,000	—	300,000

Total shares	—	300,000	—	300,000

For the nine-month period ended September 30, 2008 (In thousands of shares)

				As of
	As of			September 30,
Purpose	January 1, 2008	Increase	Decrease	2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	348,583	—
For retainment of UMC’s creditability and stockholders’ interests	—	187,118	—	187,118

Total shares	704,299	187,118	348,583	542,834

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2009 and 2008 was 1,299 million shares and 1,354 million shares, while the ceiling amount was NT$50,561 million and NT$65,427 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and voting rights.

d.
As of September 30, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$15.75 per share. The closing price on September 30, 2009 was NT$15.75.

As of September 30, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$10.25 per share. The closing price on September 30, 2008 was NT$10.25.

(19)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

During the nine-month periods ended September 30, 2009 and 2008, the amounts of the employee bonus and remunerations to directors and supervisors were estimated, respectively, under ARDF Interpretation 96-052. The board of directors estimated the amount by taking consideration of UMC’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, UMC will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon shareholders approval of the employee stock bonus, the number of shares in the bonus pool is determined by dividing the value of the approved bonus by the closing share price one day prior to the shareholder’s meeting.

On June 10, 2009, the shareholders’ meetings approved to offset the Company’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from additional paid-in capital to unappropriated earnings. The distributions of retained earnings for the year 2007 was approved through the shareholders’ meeting held on June 13, 2008. The details of distribution are as follows:

2007
Cash Dividend	NT$0.75 per share
Stock Dividend	0.08 per share
Employee bonus — Cash (in NT thousand dollars)	286,541
Employee bonus — Stock (in NT thousand dollars)	1,146,166
Directors’ and Supervisors’ remuneration (in NT thousand dollars)	11,939

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that is accounted for as deductions to shareholders’ equity, such as unrealized losses on financial instruments and cumulative translation adjustments. When the deductions to shareholders’ equity are reversed, the set-aside special reserve can be distributed.

(20)	EARNINGS (LOSSES) PER SHARE

There were employee stock options outstanding during the nine-month period ended September 30, 2009 and there were zero coupon convertible bonds and employee stock options outstanding during the nine-month period ended September 30, 2008. The Company is considered as a company with complex capital structure. However, the employee stock options were not dilutive when calculating the diluted earnings (losses) per share for the nine-month periods ended September 30, 2009 and 2008; therefore, they were not included in the diluted earnings (losses) per share calculation. As a result, the calculated basic and diluted earnings (losses) per share for the nine-month periods ended September 30, 2009 and 2008, are disclosed as follows:

For the nine-month period ended September 30, 2009
	Amount			Earnings (losses) per share (NTD)
	Income before		Shares expressed	Income before
	income tax	Net loss	in thousands	income tax	Net loss
Earnings (losses) per share-basic and diluted (NTD)
Income (loss) attributable to UMC’s common stock shareholders	$49,071	$(521,879)	12,703,150	$0.004	$(0.04)

	For the nine-month period ended September 30, 2008
	Amount			Earnings per share (NTD)
	Income before		Shares expressed	Income before
	income tax	Net income	in thousands	income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock shareholders	$1,729,413	$1,189,585	13,157,596	$0.13	$0.09

Effect of dilution
Convertible bonds payable	$(173,214)	$(129,910)	79,354
Earnings per share-diluted:
Income attributable to UMC’s common stock shareholders	$1,556,199	$1,059,675	13,236,950	$0.12	$0.08

4.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP. (AMIC)	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP. (has filed for liquidation on June 26, 2009)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
UWAVE TECHNOLOGY CORP. (Liquidation finished on September 15, 2009)	Subsidiary’s equity investee
UCA TECHNOLOGY INC. (Liquidation finished on March 17, 2008)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP. (Merged into ITE TECH. INC. since December 31, 2008)	Subsidiary’s equity investee

(2)	Significant Related Party Transactions
a.	Operating revenues

	For the nine-month periods ended September 30,
	2009		2008
	Amount	Percentage	Amount	Percentage
SILICON	$744,110	1	$890,747	1
Others	95,942	0	482,698	1

Total	$840,052	1	$1,373,445	2

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Notes receivable

	As of September 30,
	2009		2008
	Amount	Percentage	Amount	Percentage
AMIC	$—	—	$14,057	12

c.	Accounts receivable, net

	As of September 30,
	2009		2008
	Amount	Percentage	Amount	Percentage
SILICON	$297,262	2	$110,678	1
Others	116,493	0	129,201	1

Total	413,755	2	239,879	2

Less: Allowance for sales returns and discounts	(2,730)		(3,414)
Less: Allowance for doubtful accounts	(85,704)		—

Net	$325,321		$236,465

5.	ASSETS PLEDGED AS COLLATERAL

As of September 30, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposits)	$625,823	Customs	Customs duty Guarantee
Deposit-out (Time deposits)	26,624	Securities and Futures Investors Protection Center	Negotiation Guarantee
Machinery and equipment	4,667,492	Bank of Taiwan	Collateral for long-term loans

Total	$5,319,939

As of September 30, 2008

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,222	Customs	Customs duty Guarantee

6.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$5.9 billion. Royalties and development fees payable in future years are NT$2.1 billion as of September 30, 2009.

(2)
UMC signed several construction contracts for the expansion of its factory premise. As of September 30, 2009, these construction contracts amounted to approximately NT$2.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.2 billion.

(3)	The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2049.

Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2009(4th quarter)	$85,077
2010	331,627
2011	311,099
2012	255,310
2013	233,383
2014 and thereafter	1,778,787

Total	$2,995,283

(4)
On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology Corp. (HeJian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders’ meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to HeJian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. That appeal is still pending in the Supreme Administrative Court.

For UMC’s assistance to HeJian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. The case is still pending in the Supreme Court.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. That case is still pending in the Supreme Administrative Court.

(5)
The Company convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian Technology (Suzhou) Co., Ltd. (“HeJian”). The shareholder’s meeting of the Company on June 10, 2009 has approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

7.	SIGNIFICANT DISASTER LOSS

None.

8.	SIGNIFICANT SUBSEQUENT EVENT

None.

9.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

UMC’s long-term loans bear floating interest rates. The fluctuation of market interest will result in changes in UMC’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments
a.	Fair value of financial instruments

	As of September 30,
	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$57,433,726	$57,433,726	$38,417,812	$38,417,812
Financial assets at fair value through profit or loss, current	1,361,806	1,361,806	1,939,396	1,939,396
Notes, accounts and other receivable	17,247,113	17,247,113	14,214,803	14,214,803
Financial assets at fair value through profit or loss, noncurrent	211,293	211,293	6,842	6,842
Available-for-sale financial assets, noncurrent	37,032,344	37,032,344	21,856,148	21,856,148
Financial assets measured at cost, noncurrent	7,876,957	—	8,810,683	—
Long-term investments accounted for under the equity method	11,588,252	11,031,555	8,644,178	8,299,971
Prepayment for long-term investments	80,000	—	3,000	—

Derivative
Interest rate swap agreements	88,267	88,267	17,708	17,708
Forward contracts	148,925	148,925	—	—

Financial Liabilities
Non-derivative
Short-term loans	64,749	64,749	225,327	225,327
Payables	15,892,468	15,892,468	15,230,356	15,230,356
Bonds payable (current portion included)	7,498,736	7,143,323	7,496,568	7,143,323
Long-term loans (current portion included)	900,000	900,000	—	—

Derivative
Interest rate swap agreements	—	—	33,189	33,189
Forward contracts	—	—	142,592	142,592

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes and accounts receivable, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of bonds payable is determined by the market price.

vi.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

vii.
The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	2009.09.30	2008.09.30	2009.09.30	2008.09.30
Non-derivative
Financial Instruments
Financial assets
Financial assets at fair value through profit or loss, current	$1,361,806	$1,939,396	$—	$—
Financial assets at fair value through profit or loss, noncurrent	211,293	6,842	—	—
Available-for-sale financial assets, noncurrent	$35,878,567	$21,041,717	$1,153,777	$814,431
Long-term investments accounted for under the equity method	—	—	11,031,555	8,299,971

Financial liabilities
Short-term loans	—	—	64,749	225,327
Bonds payable (current portion included)	7,143,323	7,143,323	—	—
Long-term loans (current portion included)	—	—	900,000	—

Derivative
Financial Instruments
Financial assets
Interest rate swap agreements	—	—	88,267	17,708
Forward contracts	—	—	148,925	—

Financial liabilities
Interest rate swap agreements	—	—	—	33,189
Forward contracts	—	—	—	142,592
d.
For the nine-month periods ended September 30, 2009 and 2008, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income during the nine-month periods were gains of NT$107 million and NT$49 million, respectively.

e.
UMC’s financial assets with cash flow interest rate risk exposure were NT$88 million and NT$18 million as of September 30, 2009 and 2008, respectively. The Company’s financial liabilities with cash flow interest rate risk exposure were NT$0 and NT$33 million as of September 30, 2009 and 2008, respectively.

f.
During the nine-month periods ended September 30, 2009 and 2008, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$139 million and NT$529 million, respectively, while interest expense for the nine-month periods ended September 30, 2009 and 2008 were NT$108 million and NT$87 million, respectively.

(4)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of September 30, 2009 and 2008, UMC had the following interest rate swap agreements outstanding:

As of September 30, 2009

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
As of September 30, 2008

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by UMC are summarized as follows:

As of September 30, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 277 million	August 11, 2009 to November 10, 2009
As of September 30, 2008

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 297 million	August 12, 2008 to October 29, 2008

c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of September 30, 2009 and 2008, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounting to NT$88 million and NT$18 million, respectively; as of September 30, 2009 and 2008, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounting to NT$0 and NT$33 million, respectively. A related valuation loss of NT$25 million and gain of NT$78 million were recorded under non-operating expense and revenue for the nine-month periods ended September 30, 2009 and 2008, respectively.

As of September 30, 2009 and 2008, the forward contracts were classified as current assets and current liabilities amounted to the NT$149 million and NT$143 million, respectively, and the changes in valuation a gain of NT$132 million and a loss of NT$29 million were recorded under non-operating revenue and expense for the nine-month periods ended September 30, 2009 and 2008, respectively.

(5)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2009 and 2008 are disclosed in Attachment 1.

(6)	Details of subsidiaries that hold UMC’s stock are as follows:

As of September 30, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$253,240	Long-term investment
As of September 30, 2008

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$164,807	Long-term investment

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
For the nine-month period ended September 30, 2009

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$30,778,605	Net 60 days	49%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,884,298	—	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	918,553	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	26,826	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	623,374	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	177,181	—	0%
For the nine-month period ended September 30, 2008

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$42,201,481	Net 60 days	55%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,495,185	—	4%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	7,557,011	Net 60 days	10%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,097,358	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,326,552	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	303,626	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Note 1:	UMC and its subsidiaries are coded as follows: 1. UMC is coded “0”. 2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.

Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4:
The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end. For profit or loss items, cumulative balances are used as basis.